

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2011

Via E-mail
Wayne Middleton
President
Immobiliare Global Investments, Inc.
13575 58th Street N., Suite 140
Clearwater, FL 33760

> **Re:** **Immobiliare Global Investments, Inc.**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed November 10, 2011**
> **File No. 333-174261**

Dear Mr. Middleton:

We have reviewed your response to our letter dated October 12, 2011 and have the following additional comments.

General

1. Please revise to delete the second Table of Contents included after the financial statements on page F-33 or advise.

2. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the next amendment should be updated to include interim financial statements and related financial information, such as MD&A, as of and for the nine months ended September 30, 2011 and for the comparative interim period ended September 30, 2010.

Prospectus Summary, page 6

3. We note your response to prior comment two and reissue in part. We note that you disclose your cash reserves as of June 30, 2011. Please revise here and on page 29 to update your disclosure as of the most recent practicable date.

Selected Financial Data, page 7

4. Refer to the June 30, 2011 interim data. It appears the amounts shown for current assets, total assets, total stockholders' equity and working capital should instead be $130,915, $1,000,315, $(781,368) and $26,693, respectively, for the six months ended June 30, 2011. Please revise. The amounts shown in the Change column should also be revised

accordingly. In addition, the amount of current assets at June 30, 2011 as shown on page F-19 should be revised to reflect $130,915 rather than $206,015. The difference appears due to the establishment of the deferred tax valuation allowance. Please ensure the September 30, 2011 interim financial statements to be included in the next amendment takes this into consideration.

Our History, page 22

5. We note your revised disclosure in response to our prior comment four. However, please revise this section to clarify if you intend to seek additional financing even if you raise 100% of proceeds in this offering.

Management's Discussion and Analysis, page 27

Results of Operations for the three and six months ended June 30, 2011 and 2010, (unaudited), page 28

6. We note your disclosure in response to prior comment 6. For the three months ended June 30, 2011, please reconcile the amount of net income shown with that in the statements of operations at page F-20. In addition, please revise the second sentence of the paragraph discussion of net income (loss) to clarify the meaning of the change in net income (loss) for the comparative three month period is due to the establishment of a full deferred tax asset valuation allowance during the second quarter. Please ensure the September 30, 2011 interim financial statements to be included in the next amendment takes this into consideration.

December 31, 2010 Audited Financial Statements

Statements of Cash Flows, page F-6
and
Note 7. Acquisition Notes Payable to Stockholders, page F-13

7. We have reviewed your response to prior comment 10 and the Purchase and Sale Agreement filed as Exhibit 10 to Amendment No. 3 to the Registration Statement on Form S-1. However, we note this Exhibit continues to reflect as consideration 25,000 restricted common shares rather than 125,000 restricted common shares as shown in the audited financial statement footnotes. Please revise the filing as appropriate or advise as to the discrepancy in the number of common shares issued.

June 30, 2011 Interim Financial Statements

Consolidated Statements of Operations, page F-20
and
Consolidated Statements of Stockholders' Equity, page F-21

8. Please revise the amounts of income tax benefit (expense) and net income (loss) for the three and six months ended June 30, 2011 to reflect the recording of a full deferred tax valuation allowance in the amount of $75,100. We note you made the necessary change on the balance sheet; however, no corrective changes had been made to the amounts shown on the statements of operations, stockholders' equity and cash flows. Please take this into consideration when including your September 30, 2011 interim financial statements in the next amendment.

Signatures, page II-5

9. We note your response to prior comment 23 and reissue. Please revise the second signature block to include the signatures of your principal financial officer and principal accounting officer or controller. Refer to Instruction 1 to Form S-1.

Exhibit 15. Letter re unaudited interim financial information

10. We note the inclusion of the Exhibit 15 letter from Randall N. Drake, CPA, PA, in response to our prior comment 20. In the next amendment, to the extent an interim review report continues to be included, please ensure consistency of the interim review report date. In this regard, we noted the June 30, 2011 interim review report was dual dated as of September 23, 2011 and November 3, 2011, whereas the Exhibit 15 letter refers to the interim review report as being dated September 23, 2011.

Accountants' Consent

11. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

12. We have reviewed your revisions made in response to prior comment 20. Please expand the second paragraph of Exhibit 23.1 to also disclose whether or not Randall N. Drake, CPA, PA, consents to the reference of their name under the caption Changes In and Disagreements with Accounting and Financial Disclosure. The current disclosure omits their consent to being referenced under that caption.

  You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3324 with any other questions.

          Sincerely,

          /s/ John Stickel

          John Stickel
          Attorney-Advisor

cc (via e-mail):   Clifford J. Hunt, Esq.
        Law Office of Clifford J. Hunt, P.A.